October 12, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:   Geant Corp.

        Registration Statement on Form S-1

        Filed September 30, 2016

        File No. 333-213009

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 6, 2016 to Geant Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm:

1. Your independent auditor’s consent refers to the review report dated September 16, 2016 on your financial statements as of and for the three months ended August 31, 2016. However, we note that the audit report included on page F-1 is dated July 15, 2016 and references your financial statements as of May 31, 2016. Please have your independent auditor provide a currently dated consent which references the correct audit report date and the correct date of the audited financial statements on which the report opines.

Response:  The correct currently dated consent was added.

2. Further, as required by Item 601(B)(15) of Regulation S-K, please obtain and file, as an exhibit, a letter from your independent auditor that acknowledges awareness of the use of their review report on unaudited interim financial information in your registration statement.

Response:  The unaudited interim financial information was revised.

Very truly yours,

Suneetha Sudusinghe,

President of Geant Corp.